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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                              (AMENDMENT NO. 5)


                  Under The Securities Exchange Act Of 1934



                         Toreador Royalty Corporation
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                                (Name of Issuer)


                  Common Stock, Par Value $0.15625 per share
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                         (Title of Class of Securities)


                                  891041105
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                                 (CUSIP Number)


                            Janice V. Sharry, Esq.
                            Haynes and Boone, LLP
                         901 Main Street, Suite 3100
                             Dallas, Texas 75202
                                (214) 651-5562
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                July 13, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 891041105

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lee Global Energy Fund, L.P.
    75-2569264
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]

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3   SEC USE ONLY


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4   SOURCE OF FUNDS

    WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

    N/A
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           858,300
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    858,300
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     858,300
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

     N/A
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.68% (1)
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14   TYPE OF REPORTING PERSON*

     PN
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(1) Based on 5,146,771 shares of Common Stock issued and outstanding as of June
    12, 1998 as disclosed in the Issuer's definitive proxy material filed with the Securities and Exchange Commission on July 1, 1998.



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         This Amendment No. 5 to Schedule 13D (this "Amendment") amends and supplements the Amendment No. 4 to Schedule 13D filed by Lee Global Energy Fund, L.P. (the "Fund"), by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended in its entirety as follows:

         Pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") (a copy of which is being filed as Exhibit 7.6 hereto and is incorporated herein by reference), dated as of July 13, 1998, entered into by and between the Fund and Peter R. Vig ("Vig"), (i) the Fund purchased 100,000 shares of the Common Stock, par value $.15625 (the "Common Stock"), of Toreador Royalty Corporation (the "Company") from Vig on July 13, 1998 and (ii) Vig agreed to sell to the Fund and the Fund agreed to buy from Vig 190,900 shares of Common Stock of the Company on July 17, 1998 or such other date and time as is mutually agreed to by Vig and the Fund (the "Closing Date"). The parties have agreed to extend this date to July 31, 1998. The 190,900 shares of Common Stock constitute Vig's remaining beneficial ownership interest in the Company, and represent approximately 5.65% of the issued and outstanding shares of Common Stock of the Company. The purchase price per share of the Common Stock is $3.375 and the aggregate purchase price for the 290,900 shares of Common Stock is $981,787.50. The consideration for 190,900 shares of Common Stock will be paid pursuant to a promissory note (a copy of which is being filed as Exhibit 7.7 hereto and is incorporated herein by reference) and will be secured by a collateral pledge agreement (a copy of which is being filed as Exhibit 7.8 hereto and is incorporated herein by reference) to be executed on the Closing Date.

         Except as set forth above, the Fund has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) - (b) The Fund beneficially owns 858,300 shares of the Company's Common Stock (the "Shares") (which is approximately 16.68% of the Shares outstanding on June 12, 1998 as disclosed in the Issuer's definitive proxy material filed with the Securities and Exchange Commission on July 1, 1998). The Fund has sole voting and dispositive power with respect to the Shares.

         As a result of being a party to that certain Stockholder Agreement (a copy of which was previously filed as Exhibit 7.5 to Amendment No. 4 to Schedule 13D and is incorporated herein by reference), entered into by and among Mr. G. Thomas Graves, III, Mr. William I. Lee, Lee Global Energy Fund, L.P., Gralee Capital Corp., and Gralee Partners, L.P.; Mr. Peter Lawrence Falb, Mr. Edward Nathan Dane, Firethorn I Limited Partnership, the Hilary Bell Falb 1983 Trust, the Alison Forslund Falb 1985 Trust, the Forslund Irrevocable Trust, and Dane, Falb, Stone & Co., Inc. (collectively referred to as the "Dane Falb Persons"); and Mr. John V. Ballard, Mr. J. W. Bullion, Mr. Thomas P. Kellogg, Jr., Mr. John Mark McLaughlin, Mr. Peter R. Vig, and Mr. Jack L. Woods, the Fund may be deemed to have indirect beneficial ownership of, and shared voting power with respect to, an additional 26.08% of the Company's Common Stock, consisting of 853,500 Shares beneficially owned by the Dane Falb Persons (16.58%) (as represented in their 13D/A filed with the Securities and Exchange Commission on July 1, 1998), 197,924 Shares beneficially owned by Mr. John V. Ballard, Mr. J. W. Bullion, Mr. Thomas P. Kellogg, Jr. and Mr. Jack L. Woods (3.85%) (as represented in the Issuer's definitive proxy material filed with the Securities and Exchange Commission on July 1, 1998), and 290,536 Shares beneficially owned by Mr. John Mark

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McLaughlin (5.65%) (as represented in his 13D filed with the Securities and
Exchange Commission on July 10, 1998).

         (c) Since the Fund's filing on Schedule 13D on July 1, 1998, no transactions in the Company's Common Stock were effected other than that described in Item 4 above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as set forth in Item 4 and Item 5 hereof, there are no contracts, arrangements, understandings or relationships between the Fund and any other person with respect to the securities of the Company.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended in its entirety as follows:

         7.6 Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of July 13, 1998, entered into by and between the Fund and Peter R. Vig.

         7.7 Promissory Note (the "Promissory Note"), dated as of the Closing Date, to be executed by the Fund.

         7.8 Collateral Pledge Agreement (the "Collateral Pledge Agreement"), dated as of the Closing Date, to be entered into by and between the Fund and Peter R. Vig.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    July 16, 1998


                               LEE GLOBAL ENERGY FUND, L.P.

                               By:   Gralee Partners, L.P., its general partner

                                       By:  Gralee Capital Corp., its general
                                            partner

                                            By:   /s/ G. THOMAS GRAVES, III
                                                ------------------------------
                                            Name: G. Thomas Graves, III
                                            Title:   President

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                               INDEX TO EXHIBITS



EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

7.6                      Stock Purchase Agreement

7.7                      Collateral Pledge Agreement

7.8                      Promissory Note